Exhibit 12.1

Strategic Hotels & Resorts, Inc.

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Dividends

(numbers in thousands, except ratio amounts)

	Historical Fiscal Year Ended
	2010	2009	2008	2007	2006
(Loss) income from continuing operations before income taxes, noncontrolling interests, distributions in excess of noncontrolling interest capital and (loss) gain on sale of noncontrolling interests in hotel properties	$(263,903)	$(227,952)	$(279,352)	$26,100	$29,381
Add (deduct):
Combined fixed charges and preferred dividends	142,931	151,459	146,338	147,343	100,978
Amortization of capitalized interest	1,547	1,354	799	290	44
(Earnings) losses from equity investees	(13,025)	(1,718)	(2,810)	(8,344)	1,066
Distribution from equity investees	1,444	10,099	805	6,049	1,509
Preferred dividends	(30,886)	(30,886)	(30,886)	(30,107)	(24,543)

Adjusted (losses) earnings	$(161,892)	$(97,644)	$(165,106)	$141,331	$108,435

Fixed charges:
Interest expense	87,421	91,531	$81,253	$87,654	$51,012
Capitalized interest	658	1,723	8,646	8,403	8,317
Estimated interest component of rental expense	15,396	16,329	17,361	16,385	15,153
Amortization of deferred financing costs	8,570	10,990	8,192	4,794	1,953

Total fixed charges	$112,045	$120,573	$115,452	$117,236	$76,435

Plus preferred dividends	$30,886	$30,886	$30,886	$30,107	$24,543

Combined fixed charges and preferred dividends	$142,931	$151,459	$146,338	$147,343	$100,978

Deficiency of earnings to fixed charges	$(273,937)	$(218,217)	$(280,558)	$—	$—

Deficiency of earnings to combined fixed charges and preferred dividends	$(304,823)	$(249,103)	$(311,444)	$(6,012)	$—

Ratio of earnings to fixed charges	—	—	—	1.21	1.42

Ratio of earnings to combined fixed charges and preferred dividends	—	—	—	0.96	1.07